The First, a National Banking Association
                                                                  DeeDee Lowery, CPA
                                                                  Executive Vice President and Chief Financial Officer

                                                                  6480 US Highway 98 West
                                                                  P.O. Box 15549
                                                                  Hattiesburg, MS 39404-5549

                                                                  Phone: (601) 450-8888
                                                                  Direct Line: (601) 705-1141
                                                                  Fax: (601) 450-2517
                                                                  Email:  dlowery@thefirstbank.com

                                                                  www. TheFirstBank.com

June 9, 2009

United States Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      The First Bancshares, Inc.
         Form 10-K for Fiscal Year Ended December 31, 2008
         Filed March 31, 2009
         Form 10-Q for the Quarterly Period Ended March 31, 2009
         Filed May 20, 2009
         File No. 000-22507

The First Bancshares, Inc. (the "Company"), hereby transmits for filing the Company's responses to comments of the Staff contained in the letter from Amit Pande to the undersigned dated May 29, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

1. & 2.  We considered the severity of the impairment in relation to non-credit-driven overall disruptions in the credit and mortgage markets.  Specifically, during 2008 spreads on long-term Fannie Mae mortgage-backed securities rose over 150 basis points.  That spread widening resulted in a approximate 20-point depreciation in
FNMA 30-year adjustable-rate mortgage securities, roughly equivalent to the 24-point decline in the net asset value of the Shay Ultra-Short Adjustable Rate Mortgage Fund from 12/31/07 to 12/31/08, adjusting for wider credit spreads in the whole-loan mortgage markets.  Since 12/31/08, mortgage spreads have contracted somewhat, resulting in a 2.7% increase in the Fund's net asset value since its low on 3/23/09.

The Fund's credit rating downgrade to 'A' on July 11, 2008 was based on broad-based projected assumptions by
Standard & Poor's as to future potential credit losses.  At 12/31/08 and 3/31/09, the average credit rating of the Fund's holdings was 'AA' and the Fund had not sustained a single credit-related loss.  The Fund is no longer rated because the Board of Trustees made the business decision in July 2008 that the benefits from having a rating no longer justified the cost, and the decision was made to terminate the rating.

The May 6, 2008 notice by the board of Trustees that it was activating the Fund's redemption-in-kind provision reflected a decision, in the best interests of existing shareholders, to eliminate the forced sale of securities at distressed, "fire-sale" prices due to cash redemption requests in the disrupted mortgage markets.

Our basis for concluding that a recovery in market value is likely for the Fund rests on observed parallel movements between overall mortgage market spreads and the Fund's net asset value.  Should recent improvements in the credit markets and the Fund's net asset value continue (as we believe is likely given the extraordinary measures being undertaken by the U.S. Government to heal the credit markets), recent improvement in the Fund's net asset value, if continued at the same pace, would result in full recovery of cost in 3.3 years.  Given uncertainties in the overall credit markets, at 12/31/08 we bracketed the recovery period as 2-5 years.

If the overall mortgage market continues to improve and the Fund's net asset value does not respond in a parallel fashion and/or if the Fund were to suffer material realized credit losses, we would consider that the investment is other than temporarily impaired.

3.  In all future filings, the company will revise future disclosures regarding FSP FAS 115-1 to reflect that the investor shall not "look through" the form of their investment to the nature of the securities held by an investee to evaluate potential impairment.

Form 10-Q for Quarterly Period Ended March 31, 2009

4.  An amended Form 10-Q for March 31, 2009 has been submitted and was accepted on June 9, 2009.

In connection with responding to your comments, the company is acknowledging that:
     o   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please let me know if you need anything else.

Sincerely,

/s/ DeeDee Lowery
-----------------------------
DeeDee Lowery
EVP & CFO